UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The First Marblehead Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

320771207

(CUSIP Number)

Stan Spavold

Clearwater Fine Foods Incorporated

757 Bedford Highway

Bedford, Nova Scotia, Canada B4A 3Z7

(707) 478 4827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page 2 of 9

1.	Names of Reporting Persons. JOHN CARTER RISLEY
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,817,001
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,817,001
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,817,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.75% (1)
14.	Type of Reporting Person IN

(1)	Based on 11,530,450 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of May 7, 2015.

PREAMBLE

This Schedule 13D supersedes the Schedule 13G as filed on July 22, 2015, filed by John Carter Risley (“Mr. Risley”), relating to shares of Common Stock, $0.01 par value (the “Stock”), of The First Marblehead Corporation (the “Issuer”). This Schedule 13D is being filed because the Mr. Risley may no longer qualify to file on Schedule 13G. See Item 4 below.

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of the Stock of the Issuer. The principal executive office of the Issuer is as follows:

The Prudential Tower

800 Boylston Street, 34th Floor

Boston, MA 02199-8157

ITEM 2. IDENTITY AND BACKGROUND

(a) John Carter Risley

(b) The business address of Mr. Risley is as follows:

757 Bedford Highway

Bedford, Nova Scotia, Canada B4A 3Z7.

(c) Mr. Risley is the co-founder, Chairman and President of Clearwater Fine Foods Inc. Clearwater Fine Foods Inc. is an active investment/holding company with major investments in seafood harvesting and processing.

(d) During the last five years, Mr. Risley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Risley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Risley is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Risley purchased the shares of Stock of the Issuer using his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Risley acquired his position in the shares of Stock in the belief that they were undervalued. Mr. Risley anticipates that he may continue to acquire additional shares of Stock, and that he may engage in conversations with the Issuer about obtaining board representation.

Except as set forth in this Item 4, Mr. Risley has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Mr. Risley intends to review his investment in the Issuer on a continuing basis. Depending on various factors, Mr. Risley may in the future, from time to time, dispose of some or all of the Stock of the Issuer beneficially owned by him and/or acquire additional Stock of the Issuer, in the open market or otherwise, or take any other actions with respect to Mr. Risley’s investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Risley beneficially owns 1,817,001 shares of Stock, representing approximately 15.75% of the Stock outstanding, based on 11,530,450 shares of Stock disclosed by the Issuer as outstanding as of May 7, 2015.

(b) Sole power to vote: 1,817,001

Shared power to vote: 0

Sole power to dispose: 1,817,001

Shared power to dispose: 0

(c) The following details the transactions, all of which were purchases on the open market effected by Mr. Risley in the past 60 days:

Transaction Date	Price	Quantity
8/13/2015	$4.14	2,700
8/13/2015	$4.15	672,300
8/12/2015	$4.05	18,600
8/12/2015	$4.06	25,800
8/12/2015	$4.10	1,101
8/12/2015	$4.11	299
8/12/2015	$4.13	300
8/12/2015	$4.14	400
8/12/2015	$4.15	133,500
8/11/2015	$4.13	118
8/11/2015	$4.14	200
8/11/2015	$4.15	249,682
8/10/2015	$4.05	200
8/10/2015	$4.06	200
8/10/2015	$4.07	200
8/10/2015	$4.08	100
8/10/2015	$4.09	1,300
8/10/2015	$4.10	700
8/10/2015	$4.11	100
8/10/2015	$4.17	200
8/10/2015	$4.20	200
8/10/2015	$4.43	100
8/10/2015	$4.44	400
8/10/2015	$4.45	400
8/10/2015	$4.46	1,400
8/10/2015	$4.47	200
8/10/2015	$4.48	2,000
8/10/2015	$4.49	100
8/10/2015	$4.50	9,400
8/7/2015	$3.83	100
8/7/2015	$3.88	100
8/7/2015	$3.90	100
8/7/2015	$3.91	1,300
8/7/2015	$3.93	100
8/7/2015	$3.95	2,500
8/7/2015	$4.07	3,650
8/6/2015	$3.47	986
8/6/2015	$3.48	214

Transaction Date	Price	Quantity
8/6/2015	$3.49	100
8/6/2015	$3.50	1,300
8/6/2015	$3.51	3,962
8/6/2015	$3.52	100
8/6/2015	$3.53	38
8/6/2015	$3.64	400
8/6/2015	$3.66	100
8/6/2015	$3.67	100
8/6/2015	$3.71	449
8/6/2015	$3.72	251
8/6/2015	$3.73	423
8/6/2015	$3.74	300
8/6/2015	$3.83	700
8/6/2015	$3.85	200
8/6/2015	$3.86	400
8/6/2015	$3.89	100
8/6/2015	$3.90	800
8/6/2015	$3.91	400
8/6/2015	$3.92	1,100
8/6/2015	$3.93	900
8/6/2015	$3.95	500
8/6/2015	$3.96	100
8/6/2015	$3.97	1,300
8/6/2015	$3.98	400
8/6/2015	$3.99	1,600
8/6/2015	$4.00	2,000
7/28/2015	$4.00	100
7/28/2015	$4.01	2,100
7/28/2015	$4.03	100
7/28/2015	$4.05	1,325
7/28/2015	$4.10	1,200
7/24/2015	$4.00	5,700
7/24/2015	$4.01	3,300
7/24/2015	$4.02	3,800
7/24/2015	$4.05	100
7/24/2015	$4.06	100
7/24/2015	$4.09	100
7/23/2015	$4.00	400
7/23/2015	$4.04	1,500
7/23/2015	$4.05	600
7/23/2015	$4.06	3,261
7/23/2015	$4.09	1,000
7/23/2015	$4.10	1,500
7/23/2015	$4.11	100
7/23/2015	$4.12	2,118
7/23/2015	$4.15	5,100
7/23/2015	$4.16	700
7/23/2015	$4.17	500
7/23/2015	$4.21	200
7/23/2015	$4.22	2,500
7/23/2015	$4.24	300

Transaction Date	Price	Quantity
7/23/2015	$4.25	4,209
7/13/2015	$4.90	4,700
7/13/2015	$4.94	500
7/13/2015	$4.95	4,800
7/13/2015	$5.00	39,600
7/13/2015	$5.03	400
7/8/2015	$4.90	5,100
7/8/2015	$4.92	996
7/8/2015	$4.93	4,500
7/8/2015	$4.95	1,985
7/8/2015	$5.00	6,619
7/8/2015	$5.01	200
7/8/2015	$5.02	100
7/8/2015	$5.04	100
7/8/2015	$5.05	100
7/8/2015	$5.08	100
7/8/2015	$5.09	200
6/18/2015	$6.29	600
6/18/2015	$6.30	1,100
6/18/2015	$6.31	700
6/18/2015	$6.32	700
6/18/2015	$6.34	970
6/18/2015	$6.35	900
6/18/2015	$6.36	1,300
6/18/2015	$6.37	600
6/18/2015	$6.38	700
6/18/2015	$6.39	1,803
6/18/2015	$6.40	6,430
6/18/2015	$6.41	300
6/18/2015	$6.42	400
6/18/2015	$6.43	2,300
6/18/2015	$6.44	697
6/18/2015	$6.48	300
6/18/2015	$6.49	200
6/16/2015	$6.20	2
6/16/2015	$6.24	100
6/16/2015	$6.25	898
6/16/2015	$6.26	100
6/16/2015	$6.27	3
6/16/2015	$6.32	2,000
6/16/2015	$6.34	200
6/16/2015	$6.35	197
6/15/2015	$6.31	100
6/15/2015	$6.36	100

(d) No person other than Mr. Risley is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Stock of the Issuer reported on this statement.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best knowledge of Mr. Risley, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Risley and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Schedule 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2015
Date

/s/ John Carter Risley
Signature

John Carter Risley
Name/Title

SCHEDULE 1. POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that JOHN CARTER RISLEY (“Mr. Risley”) does hereby make, constitute and appoint STAN SPAVOLD his true and lawful attorney, to execute and deliver in his name and on his behalf whether he is acting individually or as representative of others, any and all filings required to be made by the Mr. Risley under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Mr. Risley under the Act, giving and granting unto said attorney in-fact power and authority to act in the premises as fully and to all intents and purposes as Mr. Risley might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned. Mr. Risley has the unrestricted right to unilaterally revoke this Power of Attorney. This Power of Attorney shall be governed by, and construed in accordance with the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of August 18, 2015.

/s/ John Carter Risley
JOHN CARTER RISLEY